June 10, 2005

VIA EDGAR AND FACSIMILE

Mr. William Choi
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0308
Washington, D.C. 20549

RE:  Salton Sea Funding Corporation
    Form 10-K for the Year Ended December 31, 2004
    File No. 33-95538

Dear Mr. Choi:

This correspondence is being filed in response to comments with respect to the Salton Sea Funding Corporation ("Funding Corporation" or the "Company") and its Form 10-K for the year ended December 31, 2004 (the "Form 10-K") received from the staff of the Securities and Exchange Commission (the "Commission") by letter dated May 13, 2005 (the "Comments"). The numbering below corresponds to the numbering of the Comments, which we have incorporated into this response letter in italics.

General

1.
Unless otherwise indicated, where a comment below requests additional disclosures or other revisions to be made, please include the additional disclosures and revisions in your future annual and quarterly filings, as applicable.

Response: The Company respectfully acknowledges the comment. Except as otherwise noted, the Company will include the additional disclosures or revisions in future filings as applicable. Set forth below are proposed responses for inclusion in future filings as applicable, unless otherwise noted.

Item 1, Business
General, page 4

2.
Please consider including an organization chart reflecting the ownership of Funding Corporation and the Guarantors indicating the types of legal entities, ownership percentages and general partners, where applicable. Please tell us the owners of and their ownership interests in Fish Lake Power LLC, Salton Sea Power LLC, CE Salton Sea Inc., San Felipe Energy Company, Conejo Energy Company, Niguel Energy Company and VPC Geothermal LLC. Please also tell us the ownership interest of Cal Energy Operating Corp., Niguel, San Felipe and Conejo in Elmore, Leathers and Del Ranch. In addition, please tell us the ownership interest of Vulcan Power Company and VPC Geothermal LLC in Vulcan/BN Geothermal Power Company.

Response: The Company will include an organization chart similar to the one attached as Exhibit A in its future annual filings. The chart details the owners of and their ownership interests in Funding Corporation, as well as the legal entities which comprise the Salton Sea Guarantors, the Partnership Guarantors, and the Royalty Guarantor (collectively, the "Guarantors").

As shown on the chart attached as Exhibit A, Magma Power Company directly or indirectly owns 100% of the Funding Corporation, the Salton Sea Guarantors, the Partnership Guarantors and the Royalty Guarantor. Responses to your specific questions regarding the owners of and their ownership interests in the respective legal entities are as follows:

Question - Please tell us the owners of and their ownership interests in Fish Lake Power LLC, Salton Sea Power LLC, CE Salton Sea Inc., San Felipe Energy Company, Conejo Energy Company, Niguel Energy Company, and VPC Geothermal LLC.

Fish Lake Power LLC - Fish Lake Power LLC is owned 99% by Magma Power Company and 1% by Funding Corporation. Fish Lake Power LLC has a 1% ownership interest in the Salton Sea IV Project.

CE Salton Sea Inc. and Salton Sea Power LLC - CE Salton Sea Inc. is owned 99% by Magma Power Company and 1% by Funding Corporation. CE Salton Sea Inc. has a 100% ownership interest in both Salton Sea Power LLC and CE Turbo LLC. Salton Sea Power LLC and CE Turbo LLC, in turn, have a 100% ownership interest in the Salton Sea V Project and the CE Turbo Project, respectively.

San Felipe Energy Company- San Felipe Energy Company is owned 100% by CalEnergy Operating Corporation, which is owned 99% by Magma Power Company and 1% by Funding Corporation. San Felipe Energy Company has a 50% ownership interest in Leathers, L.P., which in turn has a 100% ownership interest in the Leathers Project.

Conejo Energy Company- Conejo Energy Company is owned 100% by CalEnergy Operating Corporation. Conejo Energy Company has a 50% ownership interest in Del Ranch L.P., which in turn has a 100% ownership interest in the Del Ranch Project.

Niguel Energy Company- Niguel Energy Company is owned 100% by CalEnergy Operating Corporation. Niguel Energy Company has a 50% ownership interest in Elmore L.P., which in turn has a 100% ownership interest in the Elmore Project.

VPC Geothermal LLC- VPC Geothermal LLC is owned 100% by Vulcan Power Company. VPC Geothermal LLC has a 50% ownership interest in Vulcan/BN Geothermal Power Company, which in turn has a 100% ownership interest in the Vulcan Project.

Question - Please also tell us the ownership interest of CalEnergy Operating Corp., Niguel, San Felipe and Conejo in Elmore, Leathers and Del Ranch.

CalEnergy Operating Corporation is owned 99% by Magma Power Company and 1% by Funding Corporation. CalEnergy Operating Corporation has a 100% ownership interest in each of San Felipe Energy Company, Conejo Energy Company, and Niguel Energy Company.

San Felipe Energy Company, Conejo Energy Company, and Niguel Energy Company have a 50% ownership interest in Leathers, L.P. (the 100% owner of the Leathers Project), Del Ranch L.P. (the 100% owner of the Del Ranch Project) and Elmore, L.P. (the 100% owner of the Elmore Project), respectively.

Question - In addition, please tell us the ownership interest of Vulcan Power Company and VPC Geothermal LLC in Vulcan/BN Geothermal Power Company.

Vulcan Power Company and VPC Geothermal LLC each have a 50% ownership interest in Vulcan/BN Geothermal Power Company, which in turn is the 100% owner of the Vulcan Project. VPC Geothermal LLC is owned 100% by Vulcan Power Company.

Also attached, as Exhibit B, are updated narratives describing the organization of Funding Corporation and each of the Guarantors. The Company will include the narratives (in the Notes to Financial Statements as Note 1. Organization and Operations) in future annual filings.

Zinc Recovery Project and Minerals Assets, page 7

3.
We note your use of the terms "extractable mineral," "mineral reserves" and "mineral assets" in your filing. Please be advised that these terms are only permitted in filings if you have proven or probable reserves as defined in Industry Guide 7. Since you have not disclosed any quantities of proven or probable reserves, please remove all references to "reserves" throughout your document or tell us why a revision is unnecessary.

Response: The assets of the Partnership Guarantors and the Salton Sea Guarantors include the rights to commercial quantities of extractable minerals contained in the geothermal brine of the Salton Sea reservoir. A pilot extraction facility installed near the Guarantors’ power plants by a third party mining company demonstrated that mineral production from the geothermal brine was commercially viable. Furthermore, the mineral content of the geothermal brine had been proven by a third party mining company as it related to zinc, manganese, boric acid and lithium carbide. Based upon the information obtained, it was determined that the reservoir contained commercial quantities of extractable minerals and that the mineral rights met the definition of probable and proven reserves as provided in Industry Guide 7. Accordingly, the Company believes the references to “reserves” throughout the document are appropriate.

To recover the minerals, CalEnergy Minerals LLC constructed a zinc recovery project that began limited production during December 2002. Efforts to increase production to the designed capacity of approximately 30,000 metric tons per year continued throughout 2003 and 2004 with an emphasis on process modifications. On September 10, 2004, management made the decision to cease operations of the zinc recovery project and CalEnergy Minerals LLC committed to a plan to dispose of the project’s assets. Accordingly, no disclosures regarding the quantities of reserves are necessary in future filings.

Item 6. Selected Financial Data, page 11

4.
We note that total revenue, net income (loss), total assets and total stockholder’s equity of Funding Corporation and total assets and total guarantors’ equity of Partnership Guarantors as of and for the most recent year presented do not agree to the financial statements included in the filing. Please advise or revise.

Response: The Company respectfully acknowledges the comment and will revise the Selected Financial Data in its next annual filing. The revised amounts and originally reported amounts are as follows:

Funding Corporation	Revised 2004	Originally Reported 2004
Statement of Operations Data
Total revenue	$21,653	$21,666
Net income (loss)	(4,499)	(4,861)

Balance Sheet Data:
Total assets	$326,503	$326,475
Total stockholder’s equity	11,139	10,736

Partnership Guarantors
Balance Sheet Data:
Total assets	$613,781	$610,951
Total guarantors’ equity	402,690	399,860

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Years Ended December 31, 2004 and 2003, page 15

5.	Please provide an analysis and discussion of the changes in interest income and expense and the effective tax rates of Funding Corporation for the periods presented.

Response: The Company has reevaluated Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Years Ended December 31, 2004 and 2003 and believes that it includes the necessary information to provide an understanding of the material trends and events affecting the results of operations. However, the Company respectfully acknowledges the comment and in future filings agrees to provide expanded disclosure, as may be appropriate, regarding interest income, interest expense and the effective tax rates of Funding Corporation similar to the following:

Funding Corporation’s interest income decreased $10.8 million to $26.5 million for the year ended December 31, 2004 from $37.3 million for the same period in 2003. Interest income represents interest earned on secured project notes receivable from the Guarantors and interest earned on cash balances.

Funding Corporation’s interest expense decreased $10.7 million to $26.1 million for the year ended December 31, 2004 from $36.8 million for the same period in 2003. Interest expense represents interest on the senior secured notes and bonds.

The decrease in interest income and expense was due to the lower outstanding balances of the secured project notes receivable from the Guarantors and the senior secured notes and bonds in connection with the redemption of $136.4 million of the Series F Bonds on March 1, 2004.

Funding Corporation’s effective tax rate was 6.08% for the year ended December 31, 2004, as compared to 41.09% for the same period in 2003. The significant change in the effective tax rate relates to the increase in Funding Corporation’s equity in the Partnership Guarantors’ net loss to $4.1 million for the year ended December 31, 2004, as compared with $0.4 million for the same period in 2003. The Partnership Guarantors’ statements of operations reflect state and federal taxes. As such, Funding Corporation’s provision for income tax does not reflect taxes on the equity in loss of the Partnership Guarantors. Therefore, as Funding Corporation’s equity in the Partnership Guarantors varies and all other pre-tax book income amounts remain fairly constant, the effective tax rate will vary.

6.
In each circumstance where you identify a significant change between periods in key financial data or indicators, please provide an analysis and discussion of the underlying business reasons for the change. For example, explain why:

w	Depreciation and amortization of the Salton Sea Guarantors decreased;
w	Maintenance of Partnership Guarantors increased; and
w	Energy tax credits and percentage depletion increased.

Response: The Company has reevaluated Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Years Ended December 31, 2004 and 2003 and believes that it includes the necessary information to provide an understanding of the material trends and events affecting the results of operations. However, the Company respectfully acknowledges the comment and in future filings will provide expanded discussion, as may be appropriate, of the underlying business reasons for significant changes similar to the following:

The Salton Sea Guarantors’ change in depreciation and amortization was not significant. The Company will remove references to insignificant changes in future filings.

The Partnership Guarantors’ operating expenses increased $4.1 million, or 8%, to $53.8 million for the year ended December 31, 2004, from $49.7 million for the same period in 2003 due to increased maintenance in 2004. Maintenance expense increased due to more extensive scheduled plant overhauls in 2004 as compared to 2003.

The Partnership Guarantors’ energy tax credits were $0.8 million and $0.6 million for the years ended December 31, 2004 and 2003, respectively. The depletion deductions were $6.8 million for each of the years ended December 31, 2004 and 2003, respectively. The Partnership Guarantors’ income (loss) from continuing operations before income taxes for the years ended December 31, 2004 and 2003 was $0.8 million and ($10.1) million, respectively. Therefore, the permanent depletion deductions and energy tax credits represented a larger percentage of income (loss) from continuing operations before income taxes for the year ended December 31, 2004 compared to the same period in 2003.

Results of Operations for the Years Ended December 2003 and 2002, page 16

7.
Please explain to us how the Salton Sea and Partnership Guarantors account for disputed revenues as a result of uncontrollable force events and related adjustments to their allowances for doubtful accounts. Please also explain to us how you account for bad debt provisions and recoveries unrelated to uncontrollable force events.

Response: The Guarantors establish an allowance when certain disputes under the power purchase agreements arise. These disputes have included disputes over uncontrollable force events and capacity bonus payments. The outcomes of these disputes are subject to significant uncertainty. The Guarantors recognize an estimated loss if it is probable that the disputed amounts billed will not be collected and the loss can be reasonably estimated. The Guarantors use management’s judgment and evaluate, with the assistance of legal counsel, whether a loss should be disclosed or recognized as an adjustment to operating revenue.

Additionally, collectibility is reviewed regularly and the allowance is adjusted as necessary using the specific identification method. Historically, excluding the contract disputes, the Guarantors’ accounts receivable balances have been collectible and no bad debt expense has been recognized. However, if there is a deterioration of a significant customer’s creditworthiness, estimates of recoverability of the trade receivable balance could be adversely affected.

The Company respectfully acknowledges the comment and will provide additional disclosure in its next annual filing as follows:

1.
Revenue accounting policy - Attached as Exhibit C is an updated revenue policy note. The disclosure will be included in the Notes to Financial Statements of both the Salton Sea Guarantors and the Partnership Guarantors (as part of Note 2. Summary of Significant Accounting Policies). In part, the note expands the disclosures regarding the allowance for doubtful accounts as follows:

"An allowance is established when certain disputes under the power purchase agreements arise. The allowance is based upon the best estimate of the settled position and revisions are recorded as an adjustment to operating revenue. Additionally, collectibility is reviewed regularly and the allowance is adjusted as necessary using the specific identification method."

2.
Replace the critical accounting policy for allowance for doubtful accounts - Please see the response to comment 14 for suggested revisions to the Company’s critical accounting policy regarding the allowance for doubtful accounts.

8.
In circumstances where you describe more than one reason for a significant change between periods in key financial data or indicators, please quantify the incremental impact of each individual item on the overall change. For example, please quantify the impact of:

w	lower production and higher average rates on revenues and operating income of the Salton Sea and Partnership Guarantors;
w	lower brine pond and legal expenses and the increase in repair costs associated with uncontrollable force events; and
w	the changes in salvage value assumptions of the Salton Sea and Partnership Guarantors and higher depreciation of the Salton Sea Guarantors.

Response: The Company has reevaluated Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Years Ended December 31, 2003 and 2002 and believes that it includes the necessary information to provide an understanding of the significant changes. However, the Company respectfully acknowledges the comment and in future filings will quantify the impact of individual items on overall changes, as may be appropriate, similar to the following:

The Salton Sea Guarantors' operating revenue decreased $0.4 million to $83.8 million for the year ended December 31, 2003 from $84.2 million for the same period in 2002. The decrease was primarily due to the impact of a $6.0 million decrease to the Edison allowance for doubtful accounts in 2002 and $7.4 million reduction in revenue due to lower production as a result of extended overhauls and the Salton Sea III and IV Projects uncontrollable force events in 2003, partially offset by a $13.0 million increase related to higher average rates under the Edison SO4 Agreements in 2003 and higher average market rates in 2003.

The Salton Sea Guarantors' operating expenses, which include royalty, operating, general and administrative expenses decreased $5.7 million, or 10%, to $53.5 million for year ended December 31, 2003 from $59.2 million for the same period in 2002. The decrease was due to the second quarter 2003 warranty claim settlement with Stone & Webster, which included a $7.6 million reimbursement of incremental operating expenses related to legal and other expenses and equipment write-offs and $2.6 million of lower brine pond costs in 2003, partially offset by $4.5 million of increased maintenance and repair costs due to the Salton Sea III and IV Projects uncontrollable force events.

The Salton Sea Guarantors' depreciation and amortization increased $4.3 million to $25.5 million for the year ended December 31, 2003 from $21.2 million for the same period in 2002. The increase consists of $3.0 million related to a change in salvage value assumptions and $1.3 million related to higher depreciable asset balances in 2003. Based upon actual plant and pipeline degradation, the Company made a decision to reduce the plant and pipeline salvage values to $0.

9.	Please discuss the change in accounting principle to adopt SFAS 142 in 2002 and the effects of its adoption on the loss from continuing operations of the Salton Sea Guarantors.

Response: The following disclosure was included in the December 31, 2004 Form 10-K (Item 8. Financial Statements and Supplementary Data, Salton Sea Guarantors - Notes to Combined Financial Statements - 2. Summary of Significant Accounting Policies - Goodwill) and a similar disclosure was included in the December 31, 2003 Form 10-K (Item 7. Management’s Discussion and Analysis - Results of Operations for the Years Ended December 31, 2002 and 2001 and Item 8. Financial Statements and Supplementary Data, Salton Sea Guarantors - Notes to Combined Financial Statements - 2. Summary of Significant Accounting Policies - Goodwill):

"In accordance with SFAS 142, the Salton Sea Guarantors determined their reporting units and completed their transitional review of goodwill in the second quarter of 2002, primarily using a discounted cash flow methodology as of January 1, 2002. The transitional impairment tests indicated goodwill impairment at the Salton Sea Guarantors.

During the fourth quarter of 2002, the Salton Sea Guarantors completed their annual assessment of the implied fair value of goodwill. As a result, an impairment of goodwill was recognized as a cumulative effect of change in accounting principle of $21.0 million as of January 1, 2002. Additionally, the Salton Sea Guarantors completed the 2002 annual review as of October 31, 2002. No impairment was indicated as a result of these assessments."

10.
Please disclose the aggregate amount of business interruption insurance recoveries and the line item in the statements of operations that includes the recoveries in the notes to the financial statements of the Salton Sea Guarantors as required by EITF 01-13. Please tell us whether the Guarantors realized any other business interruption insurance recoveries, and the amounts thereof, during the periods presented.

Response: The Company has reviewed the disclosure requirements of EITF 01- 13 and the amounts of business interruption insurance recoveries recognized for the periods presented. The Company agrees to include the required disclosures in its future filings, as may be appropriate similar to the following:

The Salton Sea Guarantors recognized $3.4 million of business interruption insurance recoveries related to the 2002 Salton Sea II Project’s uncontrollable force event during the year ended December 31, 2002. The business interruption insurance recoveries are included in interest and other income in each of the combined statements of operations.

The Guarantors did not recognize any other significant business interruption recoveries during the periods presented.

Liquidity and Capital Resources, page 19

11.
Please provide a more insightful analysis of the trends and variability in cash flows for each of the periods presented and an evaluation of the ability of Funding Corporation and the Guarantors to meet their cash requirements over both the short and long term. In that regard, consider including a discussion, to the extent material, of:

w
trends in cash flows generated by operations and the reasons for the variability in accounts receivable and other operating assets and liabilities to the extent necessary for investors to ascertain the likelihood that past performance is indicative of future performance;

w
the relative significance of cash management policies on cash flows from investing activities and the variability in amounts payable to and receivable from affiliates and their importance to liquidity;

w	existence and timing of commitments for capital expenditures and/or expected changes in capital expenditures; and
w	other known and reasonably expected cash requirements, such as those related to discontinued operations.
Please refer to Commission Release No. 33-8350.

Response: In preparing Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Company has referred to SEC Release No. 33-8350 and has considered the variability in cash flows and the ability of Funding Corporation and the Guarantors to meet their cash requirements for each of the periods presented and believes that it includes the necessary information to provide an understanding of the material trends affecting our liquidity and capital resources based upon the following factors as:
w
there have been no identifiable material trends in cash flows generated by operations other than those included in the Company’s discussion of liquidity and capital resources for the years ended December 31, 2004, 2003 and 2002;

w	the Company’s cash management policies have little significance in cash flows from investing activities;
w
the Guarantors do not carry cash balances, therefore the variability in amounts payable to and receivable from affiliates reflects the net change of cash flows from operations, cash used in investing activities and debt service requirements. Funding Corporation holds all cash balances of the Guarantors in restricted accounts maintained at a collateral agent for the benefit of Funding Corporation’s bondholders, therefore the variability in amounts payable to affiliates has a direct relationship to the net excess or shortage of cash flows of the Guarantors;

w	the Guarantors do not expect material changes in future capital expenditures, however the Company will consider discussing forecasted capital expenditures in future filings; and
w	the Company has appropriately included the known and reasonably expected cash requirements related to discontinued operations in Management’s Discussion and Analysis of Financial Condition.

The Company will continue to review the facts and circumstances affecting the trends and variability in cash flows and, as may be appropriate, will expand such disclosures in future filings.

Contractual Obligations and Commercial Commitments, page 21

12.
We note that Funding Corporation maintains an inventory of geothermal property leases to support the Salton Sea and Partnership projects. Please explain to us why the contractual payment obligations of Funding Corporation and/or the Guarantors during the term of the geothermal property leases are not disclosed in the table. See Item 303(a)(5) of Regulation S-K. If the contractual obligations are variable and unknown, they may be excluded from the table provided the nature of obligations and other appropriate information, such as the amounts paid during the periods presented and estimates of future variability, is disclosed in a footnote to the table. In addition, please tell us what consideration you gave to disclosing information related to geothermal property leases in a manner similar to operating lease disclosures required by paragraph 16 of SFAS 13 in the notes to financial statements of Funding Corporation and/or the Guarantors.

Response: Magma Power Company and other affiliates of Funding Corporation who are not Guarantors control the land on which the Salton Sea Guarantors and the Partnership Guarantors are located and control certain rights to geothermal fluids through a combination of fee, leasehold and royalty interests. Certain Salton Sea Guarantors and Partnership Guarantors have entered into long-term agreements with these affiliates to obtain the surface rights and geothermal resource rights necessary to operate their projects. These agreements contain variability in lease payments and/or have indefinite and cancelable terms. Therefore, the Guarantors cannot reasonably estimate the related long-term obligations for inclusion in the contractual obligation table in Item 7. The Guarantors have disclosed these agreements in their respective Related Party Transaction Notes to the Combined Financial Statements. However, in light of the comment, the Company will consider providing disclosures similar to the existing related party transaction disclosures in a footnote to the table, as may be appropriate, in future filings.

The lease obligations held by the Partnership Guarantors and the Salton Sea Guarantors have cancelable terms. Therefore, the disclosures under SFAS 13, paragraph 16, are not required.

13.	Please tell us whether Funding Corporation and/or the Guarantors have entered into obligations to purchase goods and services under agreements that are enforceable and legally binding. If so, please disclose the purchase obligations in accordance with Item 303(5) of Regulation S-K.

Response: Neither Funding Corporation nor the Guarantors have entered into any material long-term purchase obligations that require disclosure in accordance with Item 303(5) of Regulation S-K.

Critical Accounting Policies, page 19

14.
Please provide a more insightful, quantified analysis about the uncertainties associated with the methods, assumptions and estimates underlying critical accounting measurements. For example, accounts receivable collectability and impairment of long-lived assets are cited as critical accounting policies. However, it is not clear what the effect of significant changes in estimates would have on the financial statements of Funding Corporation and/or the Guarantors. In addition, discuss to the extent material, how accurate your estimates and assumptions have been in the past and whether the estimates are reasonably likely to change in the future. Please refer to Commission Release No. 33-8350.

Response: The Company has reviewed its critical accounting policy disclosures and Commission Release No. 33-8350. The Company believes that its critical accounting policy disclosures are appropriate under the circumstances, and that quantifying uncertainties in the estimates would not necessarily provide the reader with more meaningful information. However, in response to the comment, the Company agrees to provide additional disclosure related to the uncertainties of the significant assumptions and estimates underlying its critical accounting measurements in future filings as follows:

The Company will revise its disclosure of the critical accounting policy for allowance for doubtful accounts (page 22) similar to the following in future filings:

"An allowance is established when disputes under the Guarantors’ power purchase agreements arise. The outcomes of these disputes are subject to significant uncertainty. The Guarantors recognize an estimated loss if it is probable that the disputed amounts billed will not be collected and the loss can be reasonably estimated. The Guarantors use judgment and evaluate, with the assistance of legal counsel, whether a loss should be disclosed or recognized as an adjustment to operating revenue.

Additionally, collectibility is reviewed regularly and the allowance is adjusted as necessary using the specific identification method. Historically, excluding the contract disputes, the Guarantors’ accounts receivable balances have been collectible and no significant bad debt expense has been recognized. However, if there is a deterioration of a significant customer’s credit worthiness, estimates of recoverability of the trade receivable balances could be adversely affected.

At December 31, 2004, no allowance was established for any of the Guarantors."

The Company will also consider additional language similar to the following, as may be appropriate, in future filings:

Language inserted at the end of the existing second paragraph of the Impairment of Long-Lived Asset Policy (page 22):

"In connection with the decision to cease operations of the Zinc Recovery Project on September 10, 2004, The Salton Sea Guarantors and the Partnership Guarantors recognized long-lived asset impairments of $91.4 million and $363.4 million, respectively, in 2004. Refer to Note 3 of Notes to Combined Financial Statements for both the Salton Sea Guarantors and the Partnership Guarantors included in "Item 8. Financial Statements and Supplementary Data" for further discussion regarding the Zinc Recovery Project’s long-lived asset impairments. Additionally, the Salton Sea Guarantors and the Partnership Guarantors recorded asset impairments of $0.8 million and $4.7 million, respectively, in 2004, and $0.3 million and $1.4 million, respectively, in 2003, related to the abandonment of certain equipment."

Language inserted after the existing third paragraph of the Impairment of Long-Lived Asset Policy (page 22):

"The discounted cash flow methodology employed by management requires the input of several critical assumptions, including current status of energy contracts, estimates of future costs, risk-adjusted discount rates, projected levels of working capital, assumed terminal values, returns on equity and the time horizon of cash flow forecasts. Modifications to the aforementioned assumptions in future periods could result in future impairments of goodwill. Actual financial performance and market conditions in upcoming periods could also impact future impairment analyses.

Energy payments under the SO4 Agreements, excluding the Salton Sea IV project, are fixed at $5.37 cents per kWh through May 1, 2007 and are based on Edison’s Avoided Cost of Energy, as defined in the SO4 Agreements, thereafter. Management is not currently aware of any future events that would require significant changes to the critical estimates and assumptions. "

Language, as underlined, added to the last sentence of the existing fourth paragraph of the Impairment of Long-Lived Asset Policy (page 22):

"Refer to Notes 2 and 3 of Notes to Combined Financial Statements for both the Salton Sea Guarantors and the Partnership Guarantors included in Item 8. "Financial Statements and Supplementary Data" for further discussion regarding the results of the annual impairment tests and the $43.1 million goodwill impairment loss associated with the September 10, 2004 decision to cease operations of the Zinc Recovery Plant."

Item 8. Financial Statements and Supplementary Data
General

15.
Every issuer of a registered security that is guaranteed and every guarantor of a registered security must file the financial statements required by Rule 3-10 of Regulation S-X. We have the following comments regarding the form and content of the financial statements included in your Annual Report.

a.	Please tell us your basis for filing combined financial statements for the Salton Sea and Partnership Guarantors. If you have relied on one of the exceptions of the general rule of paragraph (a)(1) of Rule 3-10 of Regulation S-X, please tell us the exception you relied upon and explain to us in detail why you comply with the conditions in the exception.

b.	Please tell us why you present condensed combining financial information in the notes to financial statements of the Partnership Guarantors and not in the notes to financial statements of the Salton Sea Guarantors.

c.
Please tell us your basis for including the assets and liabilities of the Salton Sea IV project, as opposed to the financial statements of Fish Lake, in the combined financial statements of the Salton Sea Guarantors. Further, please tell us your basis for including the proportionate share of the partnerships in which CEOC, VPC, CE Turbo and CalEnergy Minerals have an undivided interest in each asset and are proportionately liable for their share of the liabilities, as opposed to the financial statements of the limited partnership guarantors, in the combined financial statements of the Partnership Guarantors. Refer to EITF 00-1.

d.
We note that the form of the Partnership and Royalty guarantees are limited to available cash flows. It appears that these limitations on the form of the guarantees violate the exception provided by Rule 3-10(b) - (g) which requires a full and unconditional guarantee for guarantors seeking to avoid the general rule of Regulation S-X 3-10(a)(1) requiring a full set of financial statements for each guarantor. Please explain to us why these limitations on your partnership and Royalty guarantees do not violate the notion of "full" and "unconditional."

Response: The Company is continuing to work on the response to this comment and will provide such response in a separate submission.

16.
Please confirm to us, if true, that all current assets and liabilities in excess of 5% of total current assets or liabilities, as applicable, are separately stated in the balance sheets or in the notes to the financial statements of the Guarantors. Otherwise, please state separately the amounts in excess of 5% of total current assets and liabilities for each period presented either on the face or in the notes to the financial statements as required by Rules 5-02(9) and (20) of Regulation S-X.

Response: Funding Corporation and the Guarantors have reevaluated their current asset and liability balances. All balances in excess of 5% of total current assets or liabilities have been appropriately stated in the balance sheets, with two exceptions. Current environmental liabilities and accrued penalties of $2.7 million and $1.5 million, respectively, were included in other accrued liabilities in the Partnership Guarantors’ December 31, 2004 combined balance sheet. In future filings the Company will separately state the amounts in excess of 5% of total current assets and liabilities on the face of the financial statements as required by Rules 5-02(9) and (20) of Regulation S-X.

17.
We note that you have not disclosed information about asset retirement obligations in the financial statements of the Salton Sea and Partnership Guarantors. Please confirm to us, if true, that you do not have a legal obligation associated with the retirement of the geothermal power plants or the zinc recovery project. Otherwise, please disclose the information required by paragraph 22 of SFAS 143.

Response: The Salton Sea Guarantors and the Partnership Guarantors do have legal obligations associated with the retirement of the geothermal power plants and wells. The Company will include additional disclosure in the Notes to the Combined Financial Statements of both the Salton Sea Guarantors and the Partnership Guarantors (as part of Note 2. Summary of Significant Accounting Policies) similar to the following in future filings:

"The provisions of SFAS 143 provide accounting and disclosure requirements for retirement obligations associated with long-lived assets. The Guarantors’ review identified legal obligations for power plant and well abandonment costs. Due to the renewable nature of the geothermal resource, the power plants and wells could be maintained and remain in production indefinitely. Accordingly, because the date on which such asset retirement obligation expenditures will be made is indeterminate, the fair value of the asset retirement obligation cannot be reasonably estimated."

Similar to the geothermal plants, the Company determined that, due to the renewable nature of the geothermal resources, the zinc recovery project could be maintained and remain in production indefinitely. The decision to cease operations and abandon the plant was made on September 10, 2004. In December 2004, CalEnergy Minerals LLC entered into a project decommissioning contract with a third party contractor. Pursuant to the terms of the contract, the contractor has assumed the legal asset retirement obligations associated with the zinc recovery project as it has agreed to dismantle and remove the majority of the assets on a turnkey, fixed price, date certain basis in exchange for the execution of an equipment purchase agreement by CalEnergy Minerals LLC. The equipment purchase agreement provides for a guaranteed purchase price of approximately $4.1 million, payable to CalEnergy Minerals LLC, in scheduled installments. Accordingly, no asset retirement obligation was recorded at December 31, 2004.

The Company also recognizes that in March 2005 the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations, an Interpretation of FASB Statement No. 143" ("FIN 47"). The Company is in the process of evaluating the impact on its financial statements of adopting the provisions of FIN 47. The following disclosure was included in the March 31, 2005 financial statements of the Salton Sea Guarantors included in the Company’s first quarter 2005 Form 10-Q:

"In March 2005, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143" ("FIN 47"). FIN 47 clarifies that the term conditional asset retirement obligation as used in Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Salton Sea Guarantors are required to adopt the provisions of FIN 47 by December 2005. Adoption of FIN 47 is not expected to have a material effect on the Salton Sea Guarantors’ financial position, results of operations or cash flows."

18.
Please tell us if the power purchase and sales agreements of the Salton Sea and Partnership Guarantors permit net settlement as described in paragraphs 9(a) and 57(c)(1) of SFAS 133. Please also tell us and disclose how the Salton Sea and Partnership Guarantors recognize revenue associated with fixed or scheduled price periods and variable price periods of their power sales agreements. Please refer to EITF 91-6 and EITF 96-17.

Response: The power purchase and sales agreements of the Salton Sea Guarantors and the Partnership Guarantors do not permit net settlement as described in paragraphs 9(a) and 57(c)(1) of SFAS 133. Each of the power purchase and sales agreements of the Salton Sea Guarantors and the Partnership Guarantors require the physical delivery of electricity. Additionally, except for the market sales by Salton Sea Power LLC and CE Turbo LLC, the buyer is a regulated utility and the electricity is to be used for base load requirements. The Salton Sea Guarantors’ and the Partnership Guarantors’ power purchase and sales agreements qualify for, and the Company has elected to follow, the normal purchases and normal sales exceptions under SFAS 133, and has therefore accounted for these agreements as executory contracts rather than as derivatives.

Revenue from the power purchase and sales agreements of the Salton Sea Guarantors and the Partnership Guarantors has been recognized in accordance with the consensus on Issue 1 of EITF 91-6. Specifically, revenues have been and are being recognized "at the lesser of (1) the amount billable under the contract or (2) an amount determined by the kWhs made available during the period multiplied by the estimated average revenue per kWh over the term of the contract" as required for scheduled price changes. Accordingly, with scheduled prices remaining level, revenues have been, and will continue to be, recognized as billed during the fixed price periods. Revenues for the variable or avoided cost periods are effectively at existing market rates and have been, and will continue to be, recognized as billed pursuant to EITF 96-17.

The Company respectfully acknowledges the comment and proposes to update the revenue policy note in future annual filings as drafted in Exhibit C attached hereto. The disclosure will be included in the Notes to Financial Statements of both the Salton Sea Guarantors and the Partnership Guarantors (as part of Note 2. Summary of Significant Accounting Policies). In part, the note expands the disclosures regarding revenue as follows:

"Operating revenue is derived primarily from the sale of electricity and is recorded based upon energy delivered and capacity provided at rates specified under long-term power purchase contract terms or prevailing market rates. The majority of the contracts contain both fixed, or scheduled, and variable price periods. During the fixed, or scheduled, period, energy revenue is recognized at the lower of (i) amounts billable under the contract or (ii) an amount equal to the kWh made available during the period multiplied by the estimated average revenue per kWh over the term of the contract. Energy revenue during the variable period and capacity revenue in all periods are recognized as billed."

19.
Please tell us the cost and accumulated depreciation and amortization of long-lived assets and goodwill on a push-down basis that were written-off by each Salton Sea and Partnership guarantors as a result of the decision to cease the operations of the zinc recovery project. Please explain to us in detail why long-lived assets, including mineral reserves and goodwill of guarantors other than CalEnergy Minerals qualify as a component of an entity for reporting in discontinued operations. See paragraph 41 of SFAS 144. Please provide to us a detailed description of mineral reserves written-off and tell us whether they were proven reserves or probable (indicated) reserves and why, and your basis for initially recording the mineral reserves. Please refer to Industry Guide 7. In addition, please tell us the amortization (or depletion) policies and methods for the mineral assets of the Salton Sea and Partnership Guarantors. If you assigned an indefinite life to any mineral reserves, please explain to us your basis for doing so.

Response: The following table summarizes the write-off resulting from the decision to cease operations of the zinc recovery project:

	Partnership Guarantors	Salton Sea Guarantors

Zinc recovery plant	$211,813	$-
Accumulated depreciation	(11,827)	-
Plant, net	199,986	-

Minerals reserves capitalized at acquisition	104,450	56,318
Capitalized interest as development cost of mineral reserves	58,038	35,493
Accumulated depreciation	(700)	(413)
Mineral reserves, net	161,788	91,398

Inventory and prepaids	1,658	-
Total asset impairment charge (excluding goodwill)	363,432	91,398
Goodwill capitalized at acquisition	43,125	-
Pre-tax write off	406,557	91,398
Tax benefit	(16,589)	-
After-tax impairment charge	$389,968	$91,398

The Partnership Guarantors and the Salton Sea Guarantors determined their reporting units as defined in paragraph 30 of SFAS 142. Each of the Partnership Guarantors and the Salton Sea Guarantors consist of two reporting units for which discrete financial information is available and senior management regularly reviewed, a geothermal power unit and a minerals unit, and therefore meet the definition of a component of an entity pursuant to paragraph 41 of SFAS 144. All of the long-lived assets and goodwill attributable to the minerals reporting unit were written-off as a result of the decision to cease operations of the zinc recovery project. Pursuant to paragraph 42 of SFAS 144, the results of operations of the minerals reporting unit have been reported in discontinued operations.

The mineral reserve asset was capitalized as part of the Magma Power Company acquisition in 1995 and was based on estimated values of the rights of commercial quantities of minerals contained in the geothermal brine, which included zinc, manganese, boric acid and lithium carbide. A pilot extraction facility installed near the Guarantors’ power plants by a third party mining company demonstrated that mineral production from the geothermal brine was commercially viable. Furthermore, the mineral content of the geothermal brine had been proven by the third party mining company as it related to zinc, manganese, boric acid and lithium carbide. Based upon the information obtained, it was determined that the reservoir contained commercial quantities of extractable minerals and that the mineral rights met the definition of probable and proven reserves as provided in Industry Guide 7.

Beginning on the Magma Power Company acquisition date in 1995 through March 2001, the Guarantors capitalized interest as development costs of the mineral reserves.

The mineral reserves assets capitalized at acquisition were being amortized by the units-of-production method computed on the basis of the total estimate of all proven reserves. The capitalized development costs of the mineral reserves were being amortized by the units-of-production method computed on the total estimate of proven developed reserves. The zinc recovery plant was being depreciated by the straight-line method over an estimated useful life of 30 years.

20.
Please tell us whether the Salton Sea and Partnership Guarantors accounted for impairment of the long-lived assets of the zinc recovery project as assets held for sale or as abandoned and how the fair value or salvage value of the assets was determined. In that regard, tell us, as applicable:

w
the estimated fair value of the assets, the estimated costs to sell the assets and the items included therein together with their amounts, or the estimated salvage value of the assets and the items and their amounts included therein;

w
how you treated decommissioning costs in your estimates, the amount of estimated decommissioning costs and whether you reduced the carrying amount of the assets to an amount below zero or recorded a liability; and

w	when you ceased operations and whether you revised the estimated useful lives of depreciable and amortizable assets while the assets were in use after management’s decision to cease operations.

Response: The Salton Sea Guarantors and the Partnership Guarantors accounted for the impairment of the long-lived assets of the zinc recovery project as abandoned pursuant to paragraph 28 of SFAS 144 since the operations were ceased immediately upon the decision being made. In response to the respective parts of the comment:

Question - Tell us, as applicable, the estimated fair value of the assets, the estimated costs to sell the assets and the items included therein together with their amounts, or the estimated salvage value of the assets and the items and their amounts included therein.

The estimated fair value of the long-term assets was estimated to be $0. The estimated costs to sell the assets were assumed to offset the estimated salvage value of the assets for purposes of computing the impairment charge at September 10, 2004. Working capital balances were adjusted to fair value. On September 10, 2004, CalEnergy Minerals LLC was in the process of formulating the request for proposal to negotiate contracts to dismantle and remove the projects assets with third party contractors.

Question - Tell us, as applicable, how you treated decommissioning costs in your estimates, the amount of estimated decommissioning costs and whether you reduced the carrying amount of the assets to an amount below zero or recorded a liability.

On September 10, 2004, management made the decision to cease operations of the zinc recovery project and immediately began the process of formulating the request for proposal to negotiate contracts to decommission, dismantle and remove the project’s assets with third party contractors. Based on management’s judgment, management estimated that CalEnergy Minerals LLC would not incur significant cash outflows or inflows associated with the decommissioning of the project’s assets. Therefore, no decommissioning liabilities were recorded. Pursuant to SFAS 146, CalEnergy Minerals LLC has recognized severance and other costs associated with disposal activities in the period incurred.

In December 2004, CalEnergy Minerals LLC entered into a project decommissioning contract with a third party contractor. The contractor has agreed to dismantle and remove the significant majority of the assets on a turnkey and date certain basis in exchange for the execution of the equipment purchase contract by CalEnergy Minerals LLC. Under the terms of the equipment purchase agreement, the contractor has agreed to purchase certain equipment for a guaranteed purchase price of approximately $4.1 million, payable to CalEnergy Minerals LLC in scheduled installments. The proceeds under the contract are being recognized as title is transferred and cash is received.

If significant decommissioning costs would have been expected on September 10, 2004, CalEnergy Minerals LLC would have excluded the estimated future cash flows related to the liability and recorded a liability based upon the estimated cash flows.

Question - Tell us, as applicable, when you ceased operations and whether you revised the estimated useful lives of depreciable and amortizable assets while the assets were in use after management’s decision to cease operations.

Operations, and therefore the use of assets, ceased immediately on September 10, 2004, the date management made the decision to cease operations. Therefore, no long-lived assets were in use after management’s decision to cease operations.

21.
Please disclose the amount of tax-related balances due to or from affiliates in the financial statements of Funding Corporation and Partnership Guarantors for each period presented as required by paragraph 49(a) of SFAS 109. Please tell us if there were any changes in the method of allocating tax expense or benefits during the years presented.

Response: Funding Corporation and the Partnership Guarantors had no tax-related balances included as due to or due from affiliates as of December 31, 2004 and 2003. Funding Corporation and the Partnership Guarantors did not make any changes in their methods of allocating tax expense or benefits during the years presented.

22.	Please disclose selected quarterly financial data of Funding Corporation and the Guarantors in accordance with Item 302 of Regulation S-K.

Response: Item 302(a)(5) of Regulation S-K states that any registrant that has securities registered pursuant to sections 12(b) or 12(g) of the Securities Exchange Act of 1933 must provide selected quarterly financial data in each annual report on Form 10-K. Neither Funding Corporation nor the Guarantors have any securities registered pursuant to these sections of the Exchange Act and therefore the Company believes that selected quarterly financial data is not a required disclosure in its annual reports.

To help clarify this matter, in future filings under Form 10-K, the Company will state this fact on the cover page of each Form 10-K as is indicated in the Commission’s sample Form 10-K maintained on its website.

23.	We understand that outstanding bonds are secured by the capital stock of certain subsidiaries of CE Generation. Please tell us whether those subsidiaries are Guarantors included in the combined financial statements of the Salton Sea and Partnership Guarantors. If not, tell us whether the financial statements of the subsidiaries of CE Generation whose securities secure the bonds are required to be filed pursuant to Rule 3-16 of Regulation S-X. In doing so, please provide your calculations to us. See paragraph (b) of Rule 3-16.

Response: All of the CE Generation subsidiaries whose capital stock secures the outstanding bonds of Funding Corporation are Guarantors and are included in the combined financial statements of the Salton Sea Guarantors and the Partnership Guarantors.

Salton Sea Funding Corporation
Financial Statements
Statements of Operations, page 27

24.	Please tell us your basis in GAAP for classifying your share of the cumulative effect of the change in the accounting principle of the Salton Sea Guarantors in a manner similar to an extraordinary item. Please refer to paragraph 19(d) of APB 18 and paragraph 20 of APB 20.

Response: As discussed in the response to comment 9, the Salton Sea Guarantors reported a $21.0 million impairment of goodwill as a cumulative effect of a change in accounting principle in its 2002 combined financial statements upon adopting SFAS 142 on January 1, 2002. Funding Corporation reflected its 1% share of the change in a manner similar to an extraordinary item in its 2002 financial statements, pursuant to paragraphs 19(c) and 19(d) of APB 18 and paragraph 20 of APB 20.

Notes to Financial Statement
General
Note 2. Summary of Significant Accounting Policies
Investment in Guarantors, page 31

25.	You disclose that Funding Corporation owns a 1% interest in each of the Guarantors. However, this statement does not appear to be consistent with the various disclosures relating to ownership of the Guarantors throughout the filing, including the signature pages. For example, in the signature pages you indicate that Salton Sea Power Company is the general partner of Salton Sea Brine Processing, L.P. and Salton Sea Power Generation, L.P. Please advise. In doing so, tell us the nature and percentage ownership in each guarantor. Please also tell us and expand your disclosure to explain why you have the ability to exercise significant influence over the operational and financial policies of each guarantor. Please refer to APB 18 and EITF D-46.

Response: As shown in the organizational chart and narrative explanation of the ownership interests of Funding Corporation and the Guarantors, attached as Exhibits A and B, Funding Corporation owns a 1% interest either directly or indirectly in all the Guarantors. With respect to your example regarding Salton Sea Brine Processing L.P. and Salton Sea Power Generation L.P., please note that Salton Sea Power Company is the General Partner and that Funding Corporation owns 1% of Salton Sea Power Company.

Pursuant to paragraph 17 of APB 18, the equity method of accounting for an investment should be followed by an investor who has the ability to exercise significant influence over operating and financial policies of an investee. Pursuant to the financing documents between Funding Corporation and the Guarantors, Funding Corporation has the ability to exercise significant influence over the operation and financial policies of each Guarantor. Based on the above, as well as a review of EITF D-46, the Company believes that the equity method of accounting is appropriate.

In light of the comment, the Company respectfully agrees to provide expanded disclosure in the Notes to Financial Statements of Funding Corporation (as part of Note 2 Summary of Significant Accounting Policies) similar to the following in future filings:

"Investment in Guarantors"

Although Funding Corporation owns no more than 1% of each of the Guarantors, either directly or indirectly, because it provided financing for most of the projects owned and operated by the Guarantors, it has the ability to assert significant influence over the operations of the Guarantors, particularly given the restrictive covenants imposed upon the operations of the Guarantors by the documents pursuant to which such financing was effected. Since Funding Corporation has the ability to assert significant influence over the operations of the Guarantors, it accounts for its one percent investment in the Guarantors using the equity method of accounting."

Note 3. Mineral Resources and Zinc Recovery Project, page 32

26.	Please tell us how you calculated the amount of long-lived asset charge of the Salton Sea and Partnership Guarantors included in net loss for the year ended December 31, 2004.

Response: Funding Corporation’s $4.4 million long-lived asset charge is the sum of 1% of the Partnership Guarantors’ after-tax impairment charge and 1% of the Salton Sea Guarantors’ impairment charge, net of tax benefit. Since the Salton Sea Guarantors are comprised substantially of partnership interests, income taxes are not recorded in the combined financial statements of the Salton Sea Guarantors, therefore Funding Corporation’s 1% equity in earnings of the Salton Sea Guarantors is taxed. Please see the following table for the computation of the $4.4 million charge.

	Partnership Guarantors	Salton Sea Guarantors	Total
Pre-tax write off	$406.6	$91.4	$498.0
Less: Tax benefit	16.6	-	16.6
After-tax impairment charge	$390.0	$91.4	$481.4

Funding Corporation:
1% equity in earnings	$3.9	$0.9	$4.8
Less: Tax benefit	-	0.4	0.4
After-tax impairment charge	$3.9	$0.5	$4.4

Note 4. Senior Secured Notes and Bonds

27.
Please disclose significant covenants of your bond indentures, the effects of noncompliance with such covenants and the existence of cross-default provisions. If none or you believe your existing disclosure complies with GAAP, please explain your reasons to us. Please tell us whether there are significant restrictions which limit distributions, loans or advances to the owners of Funding Corporation and the Guarantors. If so, please disclose the restrictions in the appropriate financial statements. See Rule 4-08(e) of Regulation S-X.

Response: The Company will provide the requested disclosure in future filings similar to the following:

"The documents governing Funding Corporation’s various series of senior secured notes and bonds and the related credit agreements and guarantees contain customary covenants, subject to important qualifications and limitations, that restrict Funding Corporation’s and the Guarantors’ ability, among other things, to pay dividends and make other restricted payments, incur additional debt, create or permit certain liens, merge, consolidate or transfer assets or enter into transactions with affiliates. The governing documents contain customary events of default and also contain certain cross default provisions with the terms of Funding Corporation’s and the Gurantors’ other debt. Non-compliance with these provisions or the existence of events of default, including cross defaults, can result in all obligations due under the governing documents becoming due and payable and allow exercise of other remedies including foreclosure of collateral as provided in such documents and applicable law.

The Guarantors are obligated under intercompany credit agreements with Funding Corporation to make payments to Funding Corporation as and when required to make payments on the bonds. Such payments are made through the disbursement of funds from accounts pledged for the benefit of the holders of the bonds. The ability of the Guarantors to make other distributions and disbursements from such accounts is limited by the bond indentures and other documents described above."

Salton Sea Guarantors
Financial Statements
General

28.	Please explain to us how you have complied with the disclosure requirements of SAB Topic 4:F for each period presented. Please specifically address, as applicable, the disclosures regarding:
w	amounts of equity attributable to each ownership class;
w	changes in the number of equity units authorized and outstanding for each ownership class;
w	the aggregate amount of income allocated to each ownership class; and
w	results of operations on a per-unit basis.
In doing so, please tell how you classify and report equity of guarantors organized as a limited liability company or as a corporation.

Response: The Company is continuing to work on the response to this comment and will provide such response in a separate submission.

Notes to Financial Statements, page 40
Note 1. Organization and Operations

29.
Please tell us the percentage ownership of each of the Salton Sea Projects held by SSBP, SSPG, Salton Sea Power and Fish Lake. If these entities hold in the aggregate 100% of the ownership in the Salton Sea Projects, please clarify the disclosure indicating that each owns 100% interests in the Salton Sea Projects.

Response: Please refer to the attached Exhibit A. Fish Lake Power LLC, Salton Sea Power Generation L.P., and Salton Sea Power LLC collectively own 100% of the Salton Sea I Project, the Salton Sea II Project, the Salton Sea III Project, the Salton Sea IV Project, and the Salton Sea V Project. The percentage of ownership in each specific project is set forth in Exhibit A attached hereto.

The Company has reevaluated the Salton Sea Guarantors’ Notes to Combined Financial Statement, Note 1. Organization and Operations and believes that it includes the necessary information as requested. However, the Company respectfully acknowledges the comment and agrees to include an organization chart similar to the one attached as Exhibit A in future filings. The chart details the owners of and interests of the legal entities that comprise the Salton Sea Guarantors.

Note 2. Summary of Significant Accounting Policies
Basis of Presentation, page 40

30.	Please tell us how and to what extent the financial statements of CE Salton Sea Inc. and Fish Lake are reflected in the combined financial statements. In doing so, tell us whether Fish Lake has any assets or liabilities other than its 1% interest in the Salton Sea IV project and your basis in GAAP for combining the assets and liabilities of the Salton Sea IV Project with the financial statements of SSBP, SSPG and Salton Sea Power.

Response: The Company is continuing to work on the response to this comment and will provide such response in a separate submission.

Partnership Guarantors
Financial Statements
General

31.	Please disclose your inventory valuation method and the nature and amounts of inventory by class. Please also disclose the nature of the costs included in inventory. Please refer to chapter 4 of ARB 43 and Rule 5-02(6) of Regulation S-X.

Response: The Partnership Guarantors respectfully acknowledge the comment and will include the following significant accounting policy disclosure in future annual filings:

"The Partnership Guarantors have one class of inventory which consists of maintenance parts and supplies that are valued at the lower of cost or market. Cost is determined using the weighted average cost method."

Notes to Financial Statements
Basis of Presentation, page 52

32.	You disclose that the Partnership Guarantors include Salton Sea Minerals Corp., San Felipe, Conejo, Niguel and VPCG. However, it does not appear that you have included the financial statements of these entities in the filing. Please advise.

Response: The Company is continuing to work on the response to this comment and will provide such response in a separate submission.

Reclassifications, page 52

33.	It appears that the reclassifications relating to amounts due from affiliates has a material effect on cash flows from operating activities. Please explain to us the circumstances that resulted in the reclassifications and why the reclassifications are not disclosed as a correction of an error in accordance with APB 20.

Response: Management determined the proper treatment of the changes in amounts due from affiliates was to report them as reclassifications in the combined financial statements. Management determined the facts and circumstances associated with such changes did not meet the definition of an error under APB 20 for the following reasons:

w
The reclassifications relate primarily to activity associated with the zinc recovery project’s operations, which were ceased effective September 10, 2004, and have been reported as discontinued operations in the Guarantors’ combined financial statements included in the December 31, 2004 Form 10-K.

w
The losses resulting from the zinc recovery project’s operations were funded by MidAmerican Energy Holdings Company, CalEnergy Minerals LLC’s indirect parent, through the date such operations were ceased.

w
 The cash flows generated by the Partnership Guarantors, excluding Salton Sea Minerals Corp. and CalEnergy Minerals LLC, were sufficient to service the required obligations pursuant to the secured project notes with Funding Corporation.

w	These reclassifications have no impact on previously reported net losses, guarantors’ equity or total cash flows.

Management Fee, page 54

34.	Please tell us how you account for management fees payable to you under the Magma Services Agreement. Please disclose the amount of management fees received for each year presented and the line item in the statement of operations that includes the fees.

Response: The Company respectfully acknowledges the comment and agrees to provide additional disclosure in future filings similar to the following:

The management fees payable under the Magma Services Agreement totaled ($0.1) million, $0.8 million and $0.7 million in 2004, 2003 and 2002, respectively. The fees are calculated based on 10% of the income (loss) of the Leathers, Del Ranch and Elmore Projects and are capitalized and amortized over the remaining average life of the power purchase agreements. The amortization of the management fee is included in depreciation in the combined statements of operations for the periods presented.

Note 3. Discontinued Operations - Mineral Resources and Zinc Recovery Project, page 55

35.	Please tell us the items in the tabular presentation of discontinued operations and their amounts which are included in the $390 million impairment charge. In doing so, please tell us the amount of income tax expense or benefits related to the reversal of book and tax basis differences and the amount of income tax benefits previously recognized on operating losses.

Response: Please see the response to comment 19 for the detail of the $390 million impairment charge recorded by the Partnership Guarantors. The charge includes $363.4 million of asset impairment charges, $43.1 million of goodwill impairment charges and is net of a $16.6 million income tax benefit. The $16.6 million income tax benefit relates to the reversal of book and tax basis differences of $66.2 million and the income tax expense related to the amount of tax benefits previously recognized on operating losses of $49.6 million.

The total 2004 income tax benefit of $30.3 million reflected in footnote 3 includes the $16.6 million income tax benefit described in the previous paragraph and $13.7 million of tax benefits related to both the losses from discontinued operation totaling $32.6 million and costs of disposal activities totaling $4.1 million, also reflected in footnote 3.

36.	Please tell us and disclose the amount of the fixed contract price for the decommissioning contract.

Response: The consideration for the decommissioning contract was the execution of an equipment purchase contract by CalEnergy Minerals LLC. In light of the comment, the Company has reevaluated the disclosure in Note 3 to the Combined Financial Statements of the Partnership Guarantors and respectfully agrees to provide revised disclosure in future fillings similar to the following:

"Under the terms of the Decommissioning Contract, the contractor has agreed to dismantle and remove certain Zinc Recovery Project equipment and other assets on a turnkey and date certain basis in exchange for the execution of the equipment purchase contact by CalEnergy Minerals LLC. Under the terms of the equipment purchase contract the contractor has agreed to purchase certain Zinc Recovery Project equipment for a guaranteed purchase price of approximately $4.1 million, payable in scheduled installments."

37.	Please revise your disclosure to provide all the disclosures required by paragraph 20 of SFAS 146 for your discontinued zinc recovery project.

Response: The disclosure requirements of paragraph 20 of SFAS 146 are as follows:

a.	A description of the exit or disposal activity, including the facts and circumstances leading to the expected activity and the expected completion date.
b.	For each major type of cost associated with the activity (for example, one-time termination benefits, contract termination costs, and other associated costs):
i.	The total amount expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date.
ii.
A reconciliation of the beginning and ending liability balances showing separately the changes during the period attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments to the liability with an explanation of the reason(s) therefore.

c.	The line item(s) in the income statement or the statement of activities in which the costs in (b) above are aggregated.
d.
For each reportable segment, the total amount of costs expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date, net of any adjustments to the liability with an explanation of the reason(s) therefore.

e.	If a liability for a cost associated with the activity is not recognized because fair value cannot be reasonably estimated, that fact and the reasons therefore.

We believe that Note 3 to the Partnership Guarantors’ combined financial statements satisfies these disclosure requirements as follows:

a.	The fourth paragraph of Note 3 addresses the items in paragraph 20(a) of SFAS 146.
b.
The majority of the costs incurred or to be incurred in connection with the disposal activity are categorized as “other associated costs” for purposes of paragraph 20(b) of SFAS 146. As such, the fourth paragraph of Note 3 addresses the items in paragraph 20(b)(i) and the table following the fourth paragraph of Note 3 reflects the reconciliation required by paragraph 20(b)(ii).

c.
The third paragraph and the table following the third paragraph of Note 3 indicate, in accordance with paragraph 20(c) of SFAS 146, that all disposal activity costs are reflected in the loss from discontinued operations, net of tax benefits, line in the combined statement of operations for the year ending December 31, 2004.

d.	The Partnership Guarantors have only one reportable segment; therefore, the disclosures required by paragraph 20(d) of SFAS 146 are not applicable.
e.	There are no such items as described in paragraph 20(e) of SFAS 146 related to the disposal activity; therefore, the disclosures required are not applicable.

Note 8. Condensed Financial Information, page 59

38.	Please tell us whether “Vulcan Power”, “Vulcan BNG” and “Turbo Turbo” and “Turbo” in the headings are the same entities referred to as VPC, Vulcan and CE Turbo.

Response: “Vulcan Power” is, and should be referred to as, VPC, “Vulcan BNG” is, and should be referred to as, Vulcan, “Turbo Turbo” is, and should be referred to as, CE Turbo, and “Turbo” is, and should also be referred to as, CE Turbo. The Partnership Guarantors will revise the headings in the Company’s next annual filing.

Item 9A. Controls and Procedures, page 72

39.	Please confirm to us, if true, that your chief accounting officer is also your principal (or chief) financial officer.

Response: Funding Corporation’s chief accounting officer is also its principal (or chief) financial officer. In order to clarify this point, in future filings we will add explanatory language to the first sentence of Item 9A as follows:

“… the participation of Funding Corporation’s management, including the respective persons acting as the chief executive officer and chief financial officer, regarding the…”

Schedule II

40.
Please revise to describe deductions in a footnote to the table. In doing so, please disclose the amounts of write-offs and the amounts of recoveries credited to expense and/or other accounts, as applicable. Please refer to Item 12-09 of Regulation S-X.

Response: The amounts reflected for the three years ending December 31, 2004, 2003 and 2002, respectively, in the deductions column of the Salton Sea Guarantors’ and the Partnership Guarantors’ Combined Valuation and Qualifying Accounts Schedule II relate to the respective allowance for doubtful accounts and consist of both amounts written-off and amounts recovered and credited to revenue (as detailed below, in thousands). The Guarantors commit to providing the appropriate detail of such amounts in footnotes to Schedule II in future filings.

		Recoveries Credited to
Description	Written-off	Revenue	Total

Salton Sea Guarantors:

2004
Edison 7/03 uncontrollable force event	$1,741	$-	$1,741
Edison 10/03 uncontrollable force event	104	588	692
California Power Exchange 7/01 bankruptcy	3,044	-	3,044
	$4,889	$588	$5,477
2003
Edison 10/01 - 5/02 capacity contract dispute	$-	$756	$756

2002
Edison 10/00 - 3/01 capacity contract dispute	$-	$6,785	$6,785

Partnership Guarantors:

2004
California Power Exchange 7/01 bankruptcy	$791	$-	$791

2003
Edison 10/01 - 5/02 capacity contract dispute	$-	$1,905	$1,905

2002
Edison 10/00 - 3/01 capacity contract dispute	$-	$14,134	$14,134

Signatures

41.
Any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report. See General Instruction D to Form 10-K. Please file an amendment containing the signatures of the chief financial officer and controller and principal accounting officer or persons performing similar functions of each corporation, partnership and Limited Liability Company.

Response:The Company respectfully acknowledges the comment and will transmit for filing an amendment to its Form 10-K upon completion of this comment letter process.

Exhibit Index

42.	Please revise your filing to include a list of all of your subsidiaries including the percentage of ownership in each subsidiary as exhibit 21. Refer to Item 601 of Regulation S-K.

Response: The Company respectfully acknowledges the comment and will revise its future filings to include a list of the Company's subsidiaries, including ownership percentages of each subsidiary, similar to that attached as Exhibit D.

The Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosures in its filings, (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please advise us if we can provide any further information to facilitate your review. Please direct any further questions or comments concerning this response letter to me at 402.231.1597.

Sincerely,

/S/Andrea Scheidel
Vice President and Controller

EXHIBIT  A

EXHIBIT B

Salton Sea Funding Corporation - Notes to Financial Statements

1. Organization and Operations

Salton Sea Funding Corporation ("Funding Corporation"), which was formed on June 20, 1995, is a special purpose Delaware corporation and was organized for the sole purpose of acting as issuer of senior secured notes and bonds. On July 21, 1995, June 20, 1996 and October 31, 1998, Funding Corporation issued $475.0 million, $135.0 million and $285.0 million, respectively, of separate series of Senior Secured Notes and Bonds (collectively, the "Securities").

Funding Corporation is a wholly-owned subsidiary of Magma Power Company (“Magma”), which in turn is wholly-owned by CE Generation, LLC (“CE Generation”).

The Salton Sea Guarantors (not a legal entity) consist of (1) Salton Sea Power Generation L.P. ("SSPG"), Salton Sea Power L.L.C. (“Salton Sea Power”), and Fish Lake Power LLC ("Fish Lake"), together owning 100% interest in five operating geothermal electric power generating plants located in the Imperial Valley of California known as the Salton Sea I Project, the Salton Sea II Project, the Salton Sea III Project, the Salton Sea IV Project and the Salton Sea V Project; (2) Salton Sea Brine Processing L.P. and (3) CE Salton Sea Inc. (collectively, the “Salton Sea Guarantors”).

The Partnership Guarantors (not a legal entity) consist of (1) Vulcan/BN Geothermal Power Company (“Vulcan”), Elmore, L.P. (“Elmore”), Leathers, L.P. (“Leathers”), Del Ranch, L.P. (“Del Ranch”) and CE Turbo LLC (“CE Turbo”), each of which owns an operating geothermal power plant located in the Imperial Valley of California known as the Vulcan Project, the Elmore Project, the Leathers Project, the Del Ranch Project and the CE Turbo Project, respectively (collectively, the “Partnership Projects”); (2) CalEnergy Operating Corporation (“CEOC”) and Vulcan Power Company (“VPC”), both 99% owned by Magma and 1% owned by Funding Corporation; (3) San Felipe Energy Company (“San Felipe”), Conejo Energy Company (“Conejo”), and Niguel Energy Company (“Niguel”), each 100% owned by CEOC; (4) VPC Geothermal LLC (“VPCG”), which is 100% owned by VPC and: (5) Salton Sea Minerals Corp., CalEnergy Minerals LLC (“CalEnergy Minerals”) and CE Salton Sea Inc. (collectively, the “Partnership Guarantors”). VPC and VPCG collectively own 100% of the partnership interests in Vulcan. CEOC, Niguel, San Felipe and Conejo collectively own 90% of the partnership interests in each of Elmore, Leathers and Del Ranch, respectively. CE Salton Sea Inc. owns CE Turbo.

Magma owns all of the remaining 10% interests in each of Elmore, Leathers and Del Ranch. CEOC is entitled to receive from Magma, as payment for certain data and services provided by CEOC, (1) all of the partnership distributions Magma receives with respect to its 10% ownership interests in each of the Elmore, Leathers and Del Ranch Projects and (2) Magma’s special distributions equal to 4.5% of total energy revenue from the Leathers Project.

CalEnergy Minerals installed facilities near the Partnership Projects that were intended to recover zinc from the geothermal brine through an ion exchange, solvent extraction, electrowinning and casting process (the “Zinc Recovery Project”). Salton Sea Minerals Corp. owns 100% of the interests in CalEnergy Minerals and is an indirect wholly-owned subsidiary of MidAmerican Energy Holdings Company (“MEHC”). The Zinc Recovery Project ceased operations on September 10, 2004.

Salton Sea Royalty LLC (the “Royalty Guarantor”) is the beneficiary of an assignment of certain fees and royalties paid by the Elmore, Leathers and Del Ranch Projects.

The Securities are payable from the proceeds of payments made of principal and interest on the secured project notes from the Partnership Guarantors, the Salton Sea Guarantors and the Royalty Guarantor (collectively, the “Guarantors”) to Funding Corporation (the “Senior Project Notes”). The Securities are also guaranteed on a joint and several basis by the Guarantors, each of which is an affiliate of Magma and Funding Corporation.

Although the guarantees of the Partnership Guarantors and the Royalty Guarantor are limited to available cash flow, the obligations of each Guarantor under their respective secured project notes is not limited. Funding Corporation does not conduct any operations apart from issuing the Senior Project Notes.

Salton Sea Guarantors - Notes to Combined Financial Statements

1. Organization and Operations

The Salton Sea Guarantors (not a legal entity) consist of (1) Salton Sea Power Generation L.P. (“SSPG”), Salton Sea Power L.L.C. (“Salton Sea Power”), and Fish Lake Power LLC (“Fish Lake”), together owning 100% interests in five operating geothermal electric power generating plants located in the Imperial Valley of California known as the Salton Sea I Project, the Salton Sea II Project, the Salton Sea III Project, the Salton Sea IV Project and the Salton Sea V Project (collectively, the "Salton Sea Projects"); (2) Salton Sea Brine Processing, L.P. (“SSBP”) and (3) CE Salton Sea Inc. (collectively, the “Salton Sea Guarantors”). The Salton Sea Guarantors have issued secured project notes for the repayment of loans from, and guarantee the repayment of securities of, Salton Sea Funding Corporation (“Funding Corporation”), an indirect wholly-owned subsidiary of Magma Power Company (“Magma”), which in turn is wholly-owned by CE Generation, LLC (“CE Generation”).

Partnership Guarantors - Notes to Combined Financial Statements

1. Organization and Operations

The Partnership Guarantors (not a legal entity) consist of (1) Vulcan/BN Geothermal Power Company (“Vulcan”), Elmore, L.P. (“Elmore”), Leathers, L.P. (“Leathers”), Del Ranch, L.P. (“Del Ranch”) and CE Turbo LLC (“CE Turbo”), each of which owns an operating geothermal power plant located in the Imperial Valley of California known as the Vulcan Project, the Elmore Project, the Leathers Project, the Del Ranch Project and the CE Turbo Project, respectively (collectively, the “Partnership Projects”); (2) CalEnergy Operating Corporation (“CEOC”) and Vulcan Power Company (“VPC”), both 99% owned by Magma Power Company (“Magma”) and 1% owned by Funding Corporation; (3) San Felipe Energy Company (“San Felipe”), Conejo Energy Company (“Conejo”), and Niguel Energy Company (“Niguel”), each 100% owned by CEOC; (4) VPC Geothermal LLC (“VPCG”), which is 100% owned by VPC and (5) Salton Sea Minerals Corp., CalEnergy Minerals LLC (“CalEnergy Minerals”) and CE Salton Sea Inc. (collectively, the “Partnership Guarantors”). VPC and VPCG collectively own 100% of the partnership interests in Vulcan. CEOC, Niguel, San Felipe and Conejo collectively own 90% of the partnership interests in each of Elmore, Leathers and Del Ranch, respectively. CE Salton Sea Inc. owns CE Turbo.

Magma owns all of the remaining 10% interests in each of Elmore, Leathers and Del Ranch. CEOC is entitled to receive from Magma, as payment for certain data and services provided by CEOC, (1) all of the partnership distributions Magma receives with respect to its 10% ownership interests in each of the Elmore, Leathers and Del Ranch Projects and (2) Magma’s special distributions equal to 4.5% of total energy revenue from the Leathers Project.

CalEnergy Minerals installed facilities near the Partnership Projects that were intended to recover zinc from the geothermal brine through an ion exchange, solvent extraction, electrowinning and casting process (the “Zinc Recovery Project”). Salton Sea Minerals Corp. owns 100% of the interests in CalEnergy Minerals and is an indirect wholly-owned subsidiary of MidAmerican Energy Holdings Company (“MEHC”). The Zinc Recovery Project ceased operations on September 10, 2004.

The Partnership Guarantors have issued secured project notes for the repayment of loans from, and guarantee the repayment of securities of, Funding Corporation, an indirect wholly-owned subsidiary of Magma, which in turn is wholly-owned by CE Generation, LLC (“CE Generation”). Although, the guarantees of the Partnership Guarantors are limited to available cash flows, the obligation of each of the Partnership Guarantors under the project secured notes is not limited.

Royalty Guarantors - Notes to Financial Statements

1. Organization and Operations

Salton Sea Royalty LLC (the "Royalty Guarantor") is a special-purpose entity, 99% owned by Magma Power Company ("Magma") and 1% owned by Salton Sea Funding Corporation ("Funding Corporation"), an indirect wholly-owned subsidiary of Magma, which in turn is wholly-owned by CE Generation, LLC (“CE Generation”). The Royalty Guarantor has issued a secured project note for the repayment of, and guarantees the repayment of securities of, Funding Corporation. Although, the guarantee of the Royalty Guarantor is limited to available cash flows, the obligation of the Royalty Guarantor under its secured project note is not limited.

The Royalty Guarantor receives an assignment of royalties and certain fees paid by three partnership projects: Del Ranch, Elmore and Leathers (collectively, the "Royalty Projects"). All of the Royalty Projects are engaged in the operation of geothermal power plants located in the Imperial Valley of California. Substantially all of the assigned royalties are based on a percentage of energy and capacity revenue of the Royalty Projects.

EXHIBIT C

Revised Revenue Policy Note for the Salton Sea Guarantors and the Partnership Guarantors:

Operating revenue is derived primarily from the sale of electricity and is recorded based upon energy delivered and capacity provided at rates specified under long-term power purchase contracts or at prevailing market rates. The majority of the contracts contain both fixed, or scheduled, and variable price periods. During the fixed, or scheduled, period, energy revenue is recognized at the lower of (i) amounts billable under the contract or (ii) an amount equal to the kWh made available during the period multiplied by the estimated average revenue per kWh over the term of the contract. Energy revenue during the variable period and capacity revenue in all periods are recognized as billed.

Sales of electricity to Southern California Edison Company accounted for 95.4%, 97.3%, and 99.8% of the Partnership Guarantors’ operating revenue for 2004, 2003, and 2002, respectively. Sales of electricity to Southern California Edison Company accounted for 77.5%, 80.2%, and 90.4% of the Salton Sea Guarantors’ operating revenue for 2004, 2003, and 2002, respectively.

An allowance is established when certain disputes under the power purchase agreements arise. The allowance is based upon the best estimate of the settled position and revisions are recorded as an adjustment to operating revenue. Additionally, collectibility is reviewed regularly and the allowance is adjusted as necessary using the specific identification method.

EXHIBIT D

LIST OF SUBSIDIARIES OF SALTON SEA FUNDING CORPORATION

Fish Lake Power LLC - Owned 1% by Salton Sea Funding Corporation and 99% by Magma Power Company

Salton Sea Royalty LLC - Owned 1% by Salton Sea Funding Corporation and 99% by Magma Power Company

Vulcan Power Company - Owned 1% by Salton Sea Funding Corporation and 99% by Magma Power Company

VPC Geothermal LLC - Owned 100% by Vulcan Power Company

Vulcan/BN Geothermal Power Company - Owned 50% by Vulcan Power Company and 50% by VPC Geothermal Power Company

Salton Sea Power Company - Owned 1% by Salton Sea Funding Corporation and 99% by Magma Power Company

Salton Sea Brine Processing L.P. - Owned 1% by Salton Sea Power Company and 99% by Magma Power Company

Salton Sea Power Generation L.P. - Owned 1% by Salton Sea Power Company and 99% by Salton Sea Brine Processing L.P.

CalEnergy Operating Corporation - Owned 1% by Salton Sea Funding Corporation and 99% Magma Power Company

Conejo Energy Company - Owned 100% by CalEnergy Operating Corporation

Del Ranch L.P. - Owned 10% by Magma Power Company, 40% by CalEnergy Operating Corporation and 50% by Conejo Energy Company

Niguel Energy Company - Owned 100% by CalEnergy Operating Corporation

Elmore L.P. - Owned 10% by Magma Power Company, 40% by CalEnergy Operating Company and 50% by Niguel Energy Company

San Felipe Energy Company - Owned 100% by CalEnergy Operating Corporation

Leathers L.P. - Owned 10% by Magma Power Company, 40% by CalEnergy Operating Corporation and 50% by San Felipe Energy Company

CE Salton Sea Inc. - Owned 1% by Salton Sea Funding Corporation and 99% by Magma Power Company

Salton Sea Power L.L.C. - Owned 100% by CE Salton Sea Inc.

CE Turbo LLC - Owned 100% by CE Salton Sea Inc.